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Phone 918-481-1119 · Fax 918-481-5896

February 5, 2020

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	NGL Energy Partners LP

Registration Statement on Form S-3 (File No. 333-235736).

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, NGL Energy Partners LP (the “Partnership”) requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-235736). The Partnership respectfully requests that this Registration Statement become effective at 4:30 p.m., Eastern Time, on February 7, 2020, or as soon as practicable thereafter.

Very truly yours,

NGL ENERGY PARTNERS LP

By:	NGL ENERGY HOLDINGS LLC,
its general partner

By:	/s/ Robert W. Karlovich III
	Name:	Robert W. Karlovich III
	Title:	Executive Vice President and Chief Financial Officer